Issuer Free Writing Prospectus dated June 4, 2010

Filed Pursuant to Rule 433

Registration No. 333-164538

(Relating to Preliminary Prospectus Supplement dated June 3, 2010)

We have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus relating to this offering if you request it from Needham & Company, LLC, 445 Park Avenue, New York, NY 10022 or by calling toll-free 1-800-903-3268. The following information supplements and updates the information contained in the prospectus in the registration statement and the preliminary prospectus supplement.

Issuer	Bottomline Technologies (de), Inc. (NASDAQ: EPAY)

Common stock offered by Bottomline	4,200,000 shares of our common stock. In addition, we have granted the underwriters an option for a period of 30 days to purchase up to an additional 630,000 shares of our common stock to cover over-allotments at the public offering price set forth below. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their over-allotment option.

Upon completion of this offering, we will have 31,495,937 shares of our common stock outstanding based on the number of shares of our common stock outstanding as of April 30, 2010, which was 27,295,937, and excludes as of that date:

• 3,159,431 shares of our common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $10.92 per share;

• 2,888,252 shares of our common stock reserved for future issuance under our stock incentive plans;

• 1,126,187 shares of our common stock reserved for sale under our employee stock purchase plans; and

• 1,000,000 shares of our common stock issuable upon the exercise of a warrant outstanding at an exercise price of $8.50 per share.

Public offering price	$14.50 per share.

Net proceeds to Bottomline	We estimate that the net proceeds from the sale of the shares of our common stock that we are offering will be approximately $57.6 million, or approximately $66.3 million if the underwriters’ over-allotment option is exercised in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	June 4, 2010

Closing date	June 9, 2010

Dilution	Our unaudited net tangible book value on March 31, 2010 was approximately $49.2 million, or $1.81 per share of common stock. After giving effect to the sale of the shares of our common stock in this offering at the public offering price set forth above and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2010 would have been $106.7 million, or $3.40 per share of our common stock. This represents an immediate increase in net tangible book value of $1.59 per share to existing stockholders and immediate dilution of $11.10 per share to anyone who purchases our common stock in this offering at the public offering price.

The above discussion is based on 27,213,704 shares of our common stock outstanding as of March 31, 2010 and assumes no exercise of the underwriters’ over-allotment option. In addition, the above discussion excludes:

• 3,241,664 shares of our common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $10.86 per share;

• 2,888,252 shares of our common stock reserved for future issuance under our stock incentive plans;

• 1,126,187 shares of our common stock reserved for sale under our employee stock purchase plans; and

• 1,000,000 shares of our common stock issuable upon the exercise of a warrant outstanding at an exercise price of $8.50 per share.

Sole book-running manager	Needham & Company, LLC

Co-lead manager	William Blair & Company, L.L.C.

Co-managers	Canaccord Genuity Inc. Craig-Hallum Capital Group LLC Barrington Research Associates, Inc.

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